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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address of Reporting Person:
     Ervin Brown, 2185 South Creekside Drive, Heber City, UT  84032

2.   Issuer Name and Ticker or Trading Symbol:
     Upland Energy Corporation (UPLC)

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year:  07/97

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director ( ) Officer, give title below ( ) 10% Owner ( ) Other
     Title: Director

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1.   Title of Security:  Common Stock
2.   Transaction Date (Month/Day/Year):  07/06/97
3.   Transaction Code:    Code:  S
4.   Securities Acquired (A) or Disposed of (D): Amount: (D) 35,000
5.   Amount of Securities Beneficially Owned at End of Month:  196,000
6.   Ownership Form:  Direct (D) or Indirect (I):  D
7.   Nature of Indirect Beneficial Ownership: N/A

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1.   Title of Derivative Security:  N/A
2.   Conversion or Exercise Price of Derivative Security:  N/A
3.   Transaction Date (Month/Day/Year): N/A
4.   Transaction Code:  N/A
5.   Number of Derivative Securities Acquired (A) or Disposed of (D): N/A
6.   Date Exercisable and Expiration Date (Month/Day/Year): N/A
7.   Title and Amount of Underlying Securities: N/A
8.   Price of Derivative Security: N/A
9.   Number of Derivative Securities Beneficially Owned at End of Month: N/A
10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I): N/A
11.  Nature of Indirect Beneficial Ownership:  N/A


Explanation of Responses:  N/A


Signature of Reporting Person:  /S/Erwin Brown
Date: 08/14/97